Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

August 15, 2017

SHARE TENDERING

Linde shareholders act now.

Tender now and you may receive 1.54 shares of a leading industrial gas company of the future for each Linde share. The planned merger between Linde and Praxair makes this possible. The acceptance period for the exchange offer ends on October 24, 2017. Please contact your bank or investment adviser.

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